Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2011 (1)	2012 (1)
Net income	$653	$283
Equity in earnings of unconsolidated affiliates, net of distributions	3	(6)
Income taxes	362	264
Capitalized interest	(5)	(6)
	1,013	535

Fixed charges, as defined:

Interest	437	430
Capitalized interest	5	6
Interest component of rentals charged to operating expense	11	7
Total fixed charges	453	443

Earnings, as defined	$1,466	$978

Ratio of earnings to fixed charges	3.24	2.21
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(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2011 and 2012 is interest income of $12 million and $11 million, respectively. which is included in income tax expense.